Filed by Grab Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Altimeter Growth Corp.

Commission File No.: 001-39573

Grab Reports Second Quarter 2021 Results

•	Gross Merchandise Value reached an all-time high of $3.9 billion, up 62% year-over-year

•	Adjusted Net Sales reached a new quarterly record of $550 million, increasing 92% year-over-year

•	Revenue grew to $180 million, up 132% year-over-year

•	Deliveries continues to outperform with 68% year-over-year growth in Adjusted Net Sales

•	New report by NielsenIQ finds Grab[1] to be the most-often used brand in Indonesia for online food delivery and ride-hailing; OVO[2] is the most-often used e-wallet for payments

SINGAPORE & MENLO PARK, Calif. – September 14, 2021 – Grab Holdings Inc., Southeast Asia’s leading superapp, today announced financial results for the quarter ended June 30, 2021. The company posted record Gross Merchandise Value and Adjusted Net Sales of $3.9 billion and $550 million respectively. Total revenue was $180 million, up 132% year-over-year (“YoY”). Adjusted EBITDA for Q2 2021 was $(214) million and Net Loss was $(815) million. Grab’s planned business combination with Altimeter Growth Corp. (Nasdaq: AGC), a special purpose acquisition company, continues to progress and is expected to close in the fourth quarter.

“We had a strong quarter with double, and in some cases, triple-digit growth year-over-year across all of our core verticals. This was in spite of a worsening COVID-19 environment, which saw many Southeast Asian countries tightening movement restrictions as cases surged,” said Anthony Tan, Group CEO and Co-founder of Grab. “Our growth is testament to the resilience of our superapp business model and the significant market opportunity in the region. As the platform becomes more relevant to everyday life in Southeast Asia, we’ve seen user spend grow by 27% year over year. At the same time, we’re creating more opportunities for merchants - our GrabFood merchant base has more than doubled, while merchants using GrabPay nearly tripled.”

Peter Oey, Chief Financial Officer of Grab, commented, “We achieved a record quarter in terms of Gross Merchandise Value and Adjusted Net Sales, and continue to experience strong traction in our newer services like GrabMart and PayLater. While the COVID-19 situation on the ground is challenging, our business continues to be resilient, and we are increasing our investments in our superapp ecosystem in anticipation of the market recovery as vaccination rates improve. Our deliveries business continues to outperform and is growing rapidly, with the addition of new offerings such as GrabMart and GrabSupermarket, and we expect to continue investing heavily in this segment.”

[1]	Grab claim based on research conducted by NielsenIQ, 17 June - 10 July, 2021, 1129 Indonesians.
[2]	Grab’s financial services subsidiary in Indonesia controlled through a consolidated joint venture

Second Quarter 2021 Financial and Operational Highlights

•

Gross Merchandise Value (GMV) grew 62% YoY to reach $3.9 billion, a new record for Grab. Deliveries and mobility demonstrated strong YoY GMV growth of 58% and 93% respectively, in spite of governments tightening movement restrictions on the back of the COVID-19 pandemic.

•	Adjusted Net Sales reached a new all-time high of $550 million, up 92% YoY.

•	Revenue grew 132% YoY to $180 million.

•	Adjusted EBITDA of $(214) million was down by $8 million YoY.

•

Net loss, which includes $608 million in non-cash items for interest accrued on Grab’s convertible redeemable preference shares, stock based compensation, depreciation and amortization, was $(815) million, compared to $(718) million in Q2 2020.

•	Monthly Transacting Users grew 28% YoY, while spend per user, defined as GMV per Monthly Transacting Users (MTU), increased by 27% YoY.

•	Registered GrabFood merchants more than doubled YoY in Q2 2021, compared to Q2 2020, while registered GrabPay merchants nearly tripled.

•	As of June 30, 2021, Grab had cash liquidity of $5.3 billion, an increase of $1.6 billion from $3.7 billion as of December 31, 2020.

($ millions, unless otherwise stated)	Three Months Ended June 30,		2020- 2021 % Change
	2021	2020
	(unaudited)	(unaudited)
Financial Measures:
Revenue	180	77	132%
Net loss	(815)	(718)	-13%
Total Segment Adjusted EBITDA (Non-IFRS)(i)	(14)	(89)	85%
Adjusted EBITDA (Non-IFRS)(i)	(214)	(206)	-4%

Operating Metrics(ii):
GMV	3,878	2,394	62%
MTU (millions of users)	24.7	19.3	28%
GMV per MTU ($)	157	124	27%
Gross Billings	594	313	90%
Adjusted Net Sales	550	286	92%

Notes:

(i)	For a reconciliation to the most directly comparable IFRS measure see the section titled ““Unaudited Financial Information and Non-IFRS Financial Measures.”
(ii)	See “Operating Metrics” section herein for an explanation of operating metrics used throughout this release

Deliveries

•	GMV for deliveries grew 58% YoY to $2.1 billion, and represented 53% of total GMV.

•	Adjusted Net Sales for deliveries was $345 million, a 68% increase YoY.

•	Revenue for deliveries was $45 million, up 92% YoY.

•	Deliveries Segment Adjusted EBITDA of $(20) million improved by $16 million YoY.

•	GrabMart, Grab’s everyday goods delivery offering, continues to grow rapidly, with GMV for Q2 2021 up 44% quarter-on-quarter compared to Q1 2021, and close to 5x higher compared to Q2 2020.

•

Grab continues to expand its deliveries network. GrabSupermarket launched in the Philippines in September, offering consumers next-day delivery of a wide array of high-quality, affordably priced fresh produce, sourced directly from reputable farmers and suppliers located across the community. This is Grab’s third online supermarket in the region, following launches in Malaysia and Singapore; Grab plans to launch GrabSupermarket in one more country before the end of the year.

•

Grab also plans to launch 10 new GrabKitchens in the second half of 2021, and is piloting new dine-in solutions such as Scan to Order that allow dine-in users to browse the menu, place their orders and pay through the Grab app.

•

On the merchant side, Grab is focused on helping merchants to run their online businesses more efficiently with the right tools and training. Registered merchants for GrabFood in Q2 2021 more than doubled YoY compared to Q2 2020.

Mobility

•	Grab saw strong growth in mobility in Q2 2021, generating GMV of $685 million, an improvement of 93% compared to Q2 2020.

•	Adjusted Net Sales for mobility grew 122% YoY to $146 million.

•	Mobility Revenue increased 129% YoY to $118 million.

•	Mobility Segment Adjusted EBITDA was $90 million, an increase of $62 million compared to Q2 2020.

•

As of August 2021, vaccination rates for active Grab driver-partners[3] in Cambodia, Indonesia, Malaysia, Philippines, Singapore and Vietnam are higher than national vaccination rates[4]. Approximately 91% and 92% of active driver-partners in Malaysia and Singapore respectively have been vaccinated.

•	Grab expects demand for mobility services to improve in the coming quarters as vaccination rates increase across the region, and continues to support governments in their vaccination efforts.

Financial Services

•	Grab’s financial service segment achieved another record quarter for Total Payments Volume (Pre-InterCo)[5] of $2.9 billion, a 66% increase from Q2 2020.

•	Adjusted Net Sales for Financial Services increased 140% YoY to $26 million.

[3]	Vaccination rate includes both partially and fully vaccinated population. Grab figures based on Grab estimates.
[4]	Vaccination rates for active Grab driver-partners in Thailand are in line with national vaccination rates. Data not available in Myanmar.
[5]

Total Payments Volume (TPV) is defined as the value of payments, net of payment reversals, successfully completed through the Grab platform for the financial services segment. Pre-InterCo means this segment data includes earnings and other amounts from transactions between entities within the Grab group that are eliminated upon consolidation.

•	Financial services Revenue grew by 156% YoY to $6 million.

•	Financial services Segment Adjusted EBITDA for Q2 2021 was $(85) million, compared to $(74) million in Q2 2020.

•

Loan disbursals achieved an all-time high, with a 4.1x increase YoY, and 43% quarter-on-quarter compared to Q1 2021, with Grab PayLater continuing to gain momentum, especially with e-commerce merchants.

•	Grab’s insurance offerings continued to see strong growth, as gross written premiums more than quadrupled YoY.

•	Registered GrabPay merchants as of Q2 2021 nearly tripled compared to Q2 2020.

Enterprise and New Initiatives

•	GMV for enterprise and new initiatives grew more than 6 times YoY to reach $34 million.

•	Adjusted Net Sales for the segment grew more than 6 times YoY to $33 million.

•	Revenue for the segment was $11 million in Q2 2021.

•	Enterprise and new initiatives Segment Adjusted EBITDA increased by $7 million YoY to $1 million.

•

Off the back of strong growth in deliveries, Grab continues to focus on providing merchants with affordable self-serve advertising solutions through the GrabMerchant superapp, empowering them to reach more users and drive more sales.

As of June 30, 2021, Grab had cash liquidity (including time deposits, marketable securities and restricted cash) of $5.3 billion, an increase of $1.6 billion from $3.7 billion as of December 31, 2020. Total outstanding debt as of June 30, 2021 was $2.1 billion, a $1.9 billion increase from $212 million as of December 31, 2020, primarily due to the closing of the $2.0 billion Term Loan B Facility in January 2021.

New Strategic Partnership and Continued Momentum in Indonesia

In July 2021, Grab announced a strategic alliance with Emtek Group, one of Indonesia’s leading conglomerates with a portfolio of businesses spanning technology, telecommunications, and media. The partnership brings together two of Indonesia’s largest digital ecosystems, and both companies will join forces to accelerate digital transformation for Indonesian micro, small and medium enterprises in Tier 2 and Tier 3 cities while creating more accessible digital offerings for everyday Indonesians.

Grab and Emtek Group will explore potential collaborations across logistics and e-commerce, financial services, telemedicine, advertising and digital media, as well as digital products for traditional kiosks or warungs. As an example, in a new collaboration, Grab will onboard Bukalapak’s6 stores on to GrabMart, providing these merchants with access to new customers.

[6]	An Indonesian e-commerce company

NielsenIQ’s latest Finance State of Play (conducted in 12 markets globally) report in Indonesia7 found OVO, Grab’s financial services subsidiary in Indonesia controlled through a consolidated joint venture, to be a leading player among mobile wallets in the country in terms of awareness and usage. Among e-wallet users in the survey, 54% chose OVO as the brand they used most often. The report, produced in July 2021, also found that GrabFood was chosen by 48% of the online food delivery users in the survey as the most often used brand, while 45% chose the next competitor. Grab was also seen as an important player in the ride-hailing space being chosen by 63% and 59% as the most often used brand for motorcycle ride-hailing and car ride-hailing respectively by users of these categories.

Full Year 2021 Outlook

While Grab observes encouraging trends in vaccination rates, it remains cautious of the renewed uncertainty of movement restrictions in Southeast Asia related to COVID-19. Among other factors, Grab’s full year 2021 outlook anticipates an extension of partial and complete lockdowns throughout several countries where Grab operates as a result of the continuing spread of COVID-19. Grab is monitoring the impact on its business and currently expects:

•	Group-level Gross Merchandise Values of $15.0 billion - $15.5 billion

•	Group-level Adjusted Net Sales of $2.1 billion - $ 2.2 billion

•	Group-level Adjusted EBITDA[8] loss of $(0.9) billion - $(0.7) billion

Investor Webcast

Grab’s senior management team including Anthony Tan, Group CEO and Co-Founder, Ming Maa, President, and Peter Oey, CFO, will host an investor webcast via Zoom to present its second quarter 2021 financial results and business updates.

Call Details:

Date & Time (Singapore): 8:00 a.m., Tuesday, September 14, 2021

Date & Time (U.S. Eastern): 8:00 p.m., Monday, September 13, 2021

Please register at the link below and webcast details will be provided to the email address provided.

[7]

The NielsenIQ Information provided in this earnings release is from a survey conducted by The Nielsen Company (Malaysia) Sdn Bhd (“NielsenIQ”), which was purchased by Grab. NielsenIQ Information reflects estimates of market conditions based on samples and is prepared primarily as a marketing research tool for consumer services industry. NielsenIQ Information is not a substitute for financial, investment, legal or other professional advice and should not independently be viewed as a basis for any investment decision without consideration of the other information contained in this proxy statement/prospectus including under the heading “Risk Factors.” References to NielsenIQ should not be considered as NielsenIQ’s opinion as to the value of any security or the advisability of investing in any company, product or industry.

[8]

In regards to forward looking non-IFRS guidance, Grab is unable to reconcile the forward-looking non-IFRS Adjusted EBITDA measure to the closest corresponding IFRS measure without unreasonable efforts because Grab is unable to predict the ultimate outcome of certain significant items. These items may include, but are not limited to, fair value changes on investments, tax and regulatory reserve changes, acquisition and financing related impacts.

Registration Link: https://grab.zoom.us/webinar/register/WN_jqz2hGwfQXiBBLkwR34UtQ

A replay of the webcast will be available at the Company’s investor relations website (www.grab.com/investors)

--- END ---

About Grab

Grab is Southeast Asia’s leading superapp based on GMV in 2020 in each of food deliveries, mobility and the e-wallets segment of financial services, according to Euromonitor. Grab operates across the deliveries, mobility and digital financial services sectors in over 400 cities in eight countries in the Southeast Asia region - Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam. Grab enables millions of people each day to access its driver- and merchant-partners to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending, insurance, wealth management and telemedicine, all through a single “everyday everything” app. Grab was founded in 2012 with the mission to drive Southeast Asia forward by creating economic empowerment for everyone, and since then, the Grab app has been downloaded onto millions of mobile devices. Grab strives to serve a double bottom line: to simultaneously deliver financial performance for its shareholders and a positive social impact in Southeast Asia.

About Altimeter

Altimeter Capital Management, LP is a leading technology-focused investment firm built by founders for founders with over $15 billion in assets under management. Altimeter’s mission is to help visionary entrepreneurs build iconic companies, disrupt markets and improve lives through all stages of growth. Altimeter manages a variety of venture and public funds and serves as an expert long-term partner to companies as they enter the public markets.

Contact Information

For inquiries regarding Grab, please contact:

Media

Grab: press@grab.com

Sard Verbinnen & Co: Grab-SVC@sardverb.com

Investors

Grab: investor.relations@grab.com

Blueshirt Group: GrabIR@blueshirtgroup.com

For inquiries regarding Altimeter, please contact:

press@altimeter.com

IR@altimeter.com

Forward-Looking Statements

This document and the announced investor webcast may include “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Grab Holdings Inc. (“Grab”), Grab Holdings Limited (“GHL”) and AGC and regarding Grab’s future business expectations which involve risks and uncertainties. All statements other than statements of historical fact contained in this document and the investor webcast, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Grab, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of AGC and Grab, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The forward-looking statements contained in this document and the investor webcast are subject to a number of factors, risks and uncertainties, some of which are not currently known to Grab or AGC. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of GHL’s registration statement on Form F-4, the proxy statement/ prospectus therein, AGC’s Quarterly Report on Form 10-Q and other documents filed by GHL or AGC from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither AGC nor Grab presently know, or that AGC or Grab currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect AGC’s and Grab’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or AGC’s or Grab’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. AGC and Grab anticipate that subsequent events and developments may cause their assessments to change. However, while GHL, AGC and Grab may elect to update these forward-looking statements at some point in the future, GHL, AGC and Grab specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document or the investor webcast does not constitute an admission by Grab nor AGC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing AGC’s or Grab’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Grab and AGC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of Grab, AGC or any other entity.

Unaudited Financial Information and Non-IFRS Financial Measures

Grab’s unaudited selected financial data for the three months ended June 30, 2021 and 2020 included in this document and the investor webcast is based on financial data derived from the Grab’s management accounts that have not been reviewed or audited and are subject to further review and updates.

This document and the investor webcast also include references to non-IFRS financial measures, which include: Adjusted EBITDA, Total Segment Adjusted EBITDA and Segment Adjusted EBITDA. However, the presentation of these non-IFRS financial measures is not intended to be considered in isolation from, or as an alternative to, financial measures determined in accordance with IFRS. In addition, these non-IFRS financial measures may differ from non-IFRS financial measures with comparable names used by other companies.

Grab uses these non-IFRS financial measures for financial and operational decision-making and as a means to evaluate period-to-period comparisons, and Grab’s management believes that these non-IFRS financial measures provide meaningful supplemental information regarding the its performance by excluding certain items that may not be indicative of its recurring core business operating results. For example, Grab’s management uses: Total Segment Adjusted EBITDA as a useful indicator of the economics of Grab’s business segments, as it does not include regional corporate costs.

There are a number of limitations related to the use of non-IFRS financial measures. In light of these limitations, we provide specific information regarding the IFRS amounts excluded from these non-IFRS financial measures and evaluating these non-IFRS financial measures together with their relevant financial measures in accordance with IFRS.

This document and the investor webcast also includes “Pre-InterCo” data that does not reflect elimination of intragroup transactions, which means such data includes earnings and other amounts from transactions between entities within the Grab group that are eliminated upon consolidation. Such data differs materially from the corresponding figures post-elimination of intra-group transactions.

Explanation of non-IFRS financial measures:

•	Segment Adjusted EBITDA” is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.

•

Adjusted EBITDA is a non-IFRS financial measure calculated as net loss adjusted to exclude: (i) interest income (expenses), (ii) other income (expenses), (iii) income tax expenses, (iv) depreciation and amortization, (v) stock-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) unrealized foreign exchange gain (loss), (viii) impairment losses on goodwill and non-financial assets, (ix) fair value changes on investments, (x) restructuring costs and (xi) legal, tax and regulatory settlement provisions.

Reconciliation of non-IFRS financial measures:

The following table presents reconciliations of Adjusted EBITDA to the most directly comparable IFRS financial measure for each of the periods indicated.

	Q2 21	Q2 20
$B
Loss for the period	(0.8)	(0.7)
Reconciling items:
Interest expense from RCPS	0.4	0.3
Depreciation and amortization expense	0.1	0.1
Others	0.1	0.1

Adjusted EBITDA	(0.2)	(0.2)

Operating Metrics

Gross Merchandise Value (GMV) is an operating metric representing the sum of the total dollar value of transactions from Grab’s services, including any applicable taxes, tips, tolls and fees, over the period of measurement. GMV is a metric by which Grab evaluates and manages its business, and Grab’s management believes is necessary for investors to understand and evaluate its business. GMV provides useful information to investors as it represents the amount of a consumer’s spend that is being directed through Grab’s platform. This metric enables Grab and investors to evaluate and compare the total amount of customer spending that is being directed through its platform over a period of time. Grab presents GMV as a metric to compare, and to enable investors to compare, Grab’s aggregate operating results, which captures significant trends in its business over time.

Monthly Transacting User (MTU) is defined as the monthly transacting users, which is an operating metric defined as the monthly number of unique users who transact via Grab’s products, where transact means to have successfully paid for any of Grab’s products. MTU is a metric by which Grab evaluates and manages its business, and Grab’s management believes is necessary for investors to understand and evaluate its business.

Gross Billings is an operating metric, representing the total dollar value attributable to Grab from each transaction, without any adjustments for incentives paid to driver- and merchant-partners or consumers, over the period of measurement. Gross Billings is a metric by which Grab evaluates and manages its business, and Grab’s management believes is necessary for investors to understand and evaluate its business. This metric enables Grab and investors to evaluate and compare the total dollar value of commissions and fees charged by Grab over a period of time. Grab presents Gross Billings as a metric to compare, and to enable investors to compare, its aggregate operating results, which captures significant trends in its business over time.

Adjusted Net Sales is an operating metric defined as Gross Billings less driver- and merchant- partner base incentives, over the period of measurement. Base incentives refer to the amount of incentives paid to driver- and merchant-partners up to the amount of commissions and fees earned by Grab from those driver- and merchant-partners. Adjusted Net Sales is a measure by which Grab evaluates and manages its business, and Grab’s management believes is necessary for investors to understand and evaluate its business. Grab presents Adjusted Net Sales as a metric to compare, and to enable investors to compare, its aggregate operating results in the absence of excess incentives, which are intended to be temporary drivers of growth, and which Grab plans to reduce in the future. Grab’s management believes Adjusted Net Sales captures significant trends in its business over time.

Industry and Market Data

This document also contains information, estimates and other statistical data derived from third party sources, including research, surveys or studies, some of which are preliminary drafts, conducted by third parties, information provided by customers and/or industry or general publications. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight on such estimates. Grab and AGC have not independently verified such third-party information, and make no representation as to the accuracy of such third-party information.

Important Information About the Proposed Transactions and Where to Find It

This document and the investor webcast refer to a proposed transaction between Grab and AGC. Nothing in this document or the investor webcast will constitute an offer to sell or exchange, or the solicitation of an offer to sell, subscribe for, buy or exchange any securities or solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of AGC for their consideration.

In connection with the business combination, GHL has filed a registration statement on Form F-4 (the “Registration Statement”) with the SEC that includes a preliminary proxy statement of AGC to be distributed to AGC’s shareholders in connection with AGC’s solicitation for proxies for the vote by AGC’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the preliminary prospectus of GHL relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. AGC and GHL also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement is declared effective, AGC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This document or the investor webcast is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that AGC will send to its shareholders in connection with the business combination. AGC’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with AGC’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about AGC, GHL, Grab and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by AGC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to AGC’s proxy solicitor, Okapi Partners LLC, by emailing info@okapipartners.com or mailing Okapi Partners LLC, 1212 Avenue of the Americas, 24th Floor, New York, NY 10036. The information contained on, or that may be accessed through, the websites referenced in this document and during the investor webcast is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

AGC, GHL and Grab and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from AGC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AGC’s shareholders in connection with the proposed transactions and a description of their direct and indirect interests in such transactions is set forth in the proxy statement/prospectus contained in the Registration Statement. You can find more information about AGC’s directors and executive officers in AGC’s final prospectus filed with the SEC on September 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus contained in the Registration Statement. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus contained in the Registration Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell, subscribe for or buy any securities or solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.